FOIA Confidential Treatment Requested by Unit Corporation under Rule 83 (17 C.F.R. 200.83)

Via: EDGAR and Overnight Delivery (with Confidential Materials)

August 13, 2015

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:    Unit Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 24, 2015
File No. 1-09260

Dear Mr. Hiller:

We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) by letter dated July 8, 2015 regarding Unit Corporation’s (“Unit” or the “Company”) Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”). For your convenience, we have included the text of the Staff’s comments from the July 8, 2015 letter in bold text within this response letter.

Under the SEC’s Rule 12b-4 of the Securities Exchange Act of 1934, we request that all supplemental materials provided in paper format in response to Comment No. 2 be returned to Unit after the Staff has completed its review. In addition, under the SEC’s Rule 83, 17 C.F.R. §200.83, we request confidential treatment for the supplemental materials provided in response to Comment No. 2. Specifically, we request that the information provided be maintained in confidence, not be made part of any public record and not be disclosed to any person, because those materials contain commercially sensitive and confidential business information, the disclosure of which would cause serious competitive harm to Unit. In the event that the Staff receives a request for access to the confidential information, whether under the Freedom of Information Act (“FOIA”) or otherwise, Unit respectfully requests that Mark E. Schell, Unit’s General Counsel, be notified immediately of that request, so that Unit may further substantiate this request for confidential treatment under Rule 83. Mr. Schell may be contacted at the following address and telephone number:

Mark E. Schell
Unit Corporation
7130 S. Lewis Ave. Ste. 1000
Tulsa, Oklahoma 74136
(918) 493-7700

Confidential Treatment Requested by Unit Corporation
UNT-1

Mr. Karl Hiller
August 13, 2015

In accordance with Rule 83, each page of this response letter and the supplemental materials has also been clearly marked with the legend “Confidential Treatment Requested by Unit Corporation” and each page of the letter has been marked with the identifying numbers and code UNT-1 through UNT-3 and each page of the supplemental materials has been marked with the identifying numbers and code UNT-Supp-1 through UNT-Supp-5.

Annual Report on Form 10-K for the fiscal year ended December 31, 2014
Management’s Discussion and Analysis, page 43

1.
We note your disclosures on page 49 regarding the recent decline in commodity prices, explaining that you anticipate ceiling test write-downs of the carrying value of your oil and natural gas properties in 2015, and that you have reduced the number of gross wells to be drilled in 2015 by 62%, compared to the number of gross wells drilled in 2014. We also note that you recognized a $400 million ceiling test write-down under the full cost method in the first quarter.

Given the manner by which the ceiling test is performed under the full cost method, we generally expect there would be a reasonable basis to quantify reasonably possible near- term ceiling test impairments attributable to lower pricing. Similarly, as commodity pricing is integral to the estimation of oil and gas reserves, we generally expect there would be a reasonable basis to quantify reasonably possible near-term changes to reserves and development plans.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and FRC §§501.12.b.3 and 501.14 (Sections III.B.3. and V of SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates, and explain how you considered this guidance in preparing your MD&A.

For example, if you deferred or rescheduled development of oil and gas reserves to future years based on an expectation of higher prices, rather than to derecognize reserves based on current prices, explain how you considered quantifying the reasonably possible change to reserves if the higher prices are not attained.

Response.

We have disclosed in our Form 10-Q for the second quarter of 2015 (filed on August 4, 2015, included under Management’s Discussion and Analysis - Financial Condition and Liquidity - Oil and Natural Gas Operations ), on page 27 the following:

“We will experience a non-cash ceiling test write-down in the third quarter of 2015. It is difficult to predict with reasonable certainty the amount of expected future impairments given the many factors impacting the ceiling test calculation including, but not limited to, future pricing, operating costs, drilling and completion costs, upward or downward reserve revisions, reserve adds, and tax attributes. Subject to these numerous factors and inherent limitations, holding these factors constant and only adjusting the 12-month average price to an estimated third quarter ending average (holding July 2015 prices constant for the remaining two months), we currently anticipate that we could recognize an impairment in the third quarter of 2015 of approximately $300 million. The estimated third-quarter 2015 impairment is partially the result of a decrease in our proved undeveloped reserves of approximately 23%. This decrease was primarily due to certain locations no longer being economical under the adjusted 12-month average price for the third quarter. As a result, we have eliminated those locations from our future development plans. Given the uncertainty associated with the factors used in calculating our estimate of both our future period ceiling test write-down and the decrease in our undeveloped reserves, these estimates should not necessarily be construed as indicative of our future development plans or financial results.”

We will continue provide similar disclosure in our future filings, as appropriate.

2.
Submit the development schedules underlying your year-end oil and gas reserve estimates for 2013 and 2014, and a stratified schedule of these reserves based on the years originally booked, and describe how your assumptions about future prices have factored into the changes in your development schedules.

Confidential Treatment Requested by Unit Corporation
UNT-2

Mr. Karl Hiller
August 13, 2015

Response.

We will send via overnight mail hard copies of the requested schedules, which we are providing as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934, and for which we are seeking confidential treatment under the FOIA and the rules of the SEC implementing the FOIA, including but not limited to Rule 83.

As part of our yearend reserve calculation, certain locations are added or removed based on the criteria we then use in calculating those reserves. One factor considered is the 12-month average price. At yearend and in subsequent reporting periods, those proved undeveloped reserves determined to no longer be economical (under the criteria used) were removed. The remaining proved undeveloped reserves were scheduled for development over the next five years. As noted in our response to item one above, our latest review of our scheduled proved undeveloped reserves indicated that approximately 23% would no longer be economical at the estimated 12-month average price (holding July 2015 prices constant for the remaining two months) so those reserves would be eliminated from our five year development plan.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me or April Adler at (918) 493-7700.

Very truly yours,

/s/ Mark E. Schell
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

Confidential Treatment Requested by Unit Corporation
UNT-3